EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 for the 1997 Stock Option Plan of Ampco-Pittsburgh Corporation filed with the Securities and Exchange Commission on March 26, 1999 and May 25, 2000 of our reports dated March 11, 2005, relating to the financial statements and financial statement schedule of Ampco-Pittsburgh Corporation (which reports express an unqualified opinion and include an explanatory paragraph concerning the change in method of accounting for goodwill in 2002) and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Ampco-Pittsburgh Corporation for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
March 11, 2005

ampco pittsburgh | 2004 annual report